UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

On May 8, 2024, Newegg Commerce, Inc. (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Capital Market (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s common shares (the “Common Shares”), was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The receipt of the letter has no immediate effect on the Company’s Nasdaq listing and does not affect the Company’s reporting requirements with the Securities and Exchange Commission. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until November 4, 2024 (the “Compliance Date”), to regain compliance with the Bid Price Requirement. To regain compliance, the bid price of the Common Shares must close at or above $1.00 per share for a minimum of 10 consecutive business days. In the event the Company does not regain compliance with the Bid Requirement by the Compliance Date, the Company may be eligible for an additional period of 180 calendar days to regain compliance. Otherwise, the Common Shares are subject to delisting from Nasdaq.

The Company intends to monitor the closing bid price of the Common Shares and may, if appropriate, consider available options to regain compliance with the Bid Price Requirement.

On May 10, 2024, the Company issued a press release discussing the receipt of the deficiency letter. A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated May 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

May 10, 2024	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

3